Letter Agreement

Christopher Weil & Company Core Investment Fund

February 28, 2018

TO: PFS Funds 1939 Friendship Drive, Suite C El Cajon, CA 92020 Dear Ladies and Gentlemen:

     Pursuant to a Management Agreement dated as of December 19, 2011, between PFS Funds (the “Trust”), a Massachusetts business trust, and Christopher Weil & Company, Inc. (the “Adviser”), the Adviser provides certain advisory services to the Christopher Weil & Company Core Investment Fund (the “Fund”). Under the Management Agreement, the Adviser is entitled to receive from the Fund a management fee at an annual rate equal to 1.00% of the average daily net assets of the Fund.

     Effective April 1, 2018 the Adviser hereby contractually agrees to waive a portion of the fees that it is entitled to receive under the Management Agreement such that the Management Fee will be equal to 0.75% of the Fund's average daily net assets through March 31, 2019. The Management Agreement fee waiver with respect to the Fund will automatically terminate on March 31, 2019 unless it is renewed by the Adviser. The Adviser may not terminate the fee waiver before March 31, 2019.

Very truly yours, Christopher Weil & Company, Inc. By: /s/ John Wells Print Name: John Wells Title: President

Acceptance: The foregoing agreement is hereby accepted.

PFS Funds By: /s/ Jeffrey R. Provence Print Name: Jeffrey R. Provence Title: Treasurer